                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           Uno Restaurant Corporation
                    ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    ---------------------------------------
                          (Title of Class of Securities

                                  914900-10-5
                    ---------------------------------------
                                 (CUSIP Number)

                    Aaron D. Spencer, 100 Charles Park Road,
                       West Roxbury, Massachusetts, 02132
                                 (617) 323-9200
                    ---------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 8, 1999
                    ---------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------- -----------------------------------------------------
CUSIP NO.         914900-10-5                                 PAGE 2 OF 8 PAGES
          ----------------------------------                       -    -

-------------------------------------------------------------------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                          Uno Associates
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) |X|
                                                                     (B) |_|

---------- --------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                          |_|


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                                                                Massachusetts

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
                                                               1,692,707
  NUMBER OF
                 ---------------------------------------------------------
                 ---------------------------------------------------------
   SHARES            8       SHARED VOTING POWER
BENEFICIALLY                                                        0
  OWNED BY
                 ---------------------------------------------------------
                 ---------------------------------------------------------
    EACH             9       SOLE DISPOSITIVE POWER
  REPORTING                                                    1,692,707
   PERSON
                 ---------------------------------------------------------
                 ---------------------------------------------------------
    WITH             10      SHARED DISPOSITIVE POWER
                                                                    0

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,692,707

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|


-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      16.6%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   14   TYPE OR REPORTING PERSON*
                                       PN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------------------------------    -----------------------------
CUSIP NO.         914900-10-5                               PAGE 3 OF 8 PAGES
          ----------------------------------                     -    -

----------------------------------------------    -----------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
                                Aaron D. Spencer

-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) |X|
                                                                    (B) |_|


-------------------------------------------------------------------------------
    3   SEC USE ONLY


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


-------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OR ORGANIZATION

                               United States

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                                  6,175,559
    NUMBER OF
                   ------------------------------------------------------------
                   ------------------------------------------------------------
     SHARES            8       SHARED VOTING POWER
  BENEFICIALLY                                          0
    OWNED BY
                   ------------------------------------------------------------
                   ------------------------------------------------------------
      EACH             9       SOLE DISPOSITIVE POWER
    REPORTING                                     6,175,559
     PERSON
                   ------------------------------------------------------------
                   ------------------------------------------------------------
      WITH             10      SHARED DISPOSITIVE POWER
                                                        0


-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,175,559

-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|


-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      60.3%

-------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the shares of Common Stock, $.01 par value ("Common Stock"), of Uno Restaurant Corporation, a Massachusetts corporation (the "Issuer"), whose principal executive offices are located at 100 Charles Park Road, West Roxbury, Massachusetts 02132.


ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is filed jointly by (a) Uno Associates ("Uno Associates") and (b) Aaron D. Spencer (the "Reporting Persons").

     Uno Associates is a general partnership owned 80% by Aaron D. Spencer and 10% each by his two adult children, Lisa Spencer Cohen and Mark Spencer. Aaron
D. Spencer is deemed to be the beneficial owner of all of the shares held by Uno Associates, although Lisa Spencer Cohen and Mark Spencer, as partners in Uno Associates have a beneficial interest in any dividends from, or the proceeds from the sale of, such shares.

     Mr. Aaron D. Spencer, a U.S. citizen, is Chairman of Uno Restaurant Corporation which is located at 100 Charles Park Road, West Roxbury, Massachusetts 02132.

     Mr. Mark Spencer, a U.S. citizen, is a professional photographer, residing at 13 Sunset Rock Road, Andover, Massachusetts 01810. Ms. Lisa Spencer Cohen, a U.S. citizen, is a homemaker, residing at 33 Reservoir Drive, Chestnut Hill, Massachusetts 02167.

     During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons are founders of the Issuer and the bulk of their Common Stock was acquired in connection therewith, as previously reported on
Schedule 13G, as amended, of the Reporting Persons. In addition, as previously reported on Schedule 13D, on August 15, 1996, Aaron D. Spencer, in his individual capacity, purchased 800,000 shares of Common Stock (approximately 6% of the total outstanding shares of Issuer's Common Stock at the time) for an aggregate purchase price of $4,800,000. On July 11, 1999, the Cheryl Spencer Memorial Foundation sold 10,000 shares of Common Stock to meet certain charitable obligations; Mr. Spencer is a trustee of the Cheryl Spencer Memorial Foundation and is the beneficial owner of the shares of Common Stock held by the Foundation. On August 16, 1999, Mr. Spencer exercised options for 37,500 shares of Common Stock granted under the Uno Restaurant Corporation 1987 Employee Stock Option Plan. Further, on August 30, 1999, Uno Associates distributed an aggregate of 2,000,000 shares of Common Stock, on a pro-rata basis, to its three partners: 1,600,000 shares to Mr. Spencer, 200,000 shares to Mr. Mark Spencer and 200,000 shares to Ms. Lisa Spencer Cohen. Finally, on September 8, 1999, Mr. Spencer purchased from Mr. Mark Spencer and Ms. Lisa Spencer Cohen a total of 400,000 shares of Common Stock, at a purchase price equal to the price per share that Mr. Spencer receives, net of underwriting discounts and commissions, if any, in connection with the Issuer's proposed public offering of Common Stock, for which the Issuer filed with the Securities and Exchange Commission a registration statement on Form S-2 (Reg. No. 333-86765) on September 9, 1999 (the "Registration Statement").

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock was acquired by Aaron D. Spencer pursuant to the exercise of options, a distribution by Uno Associates of an aggregate of 2,000,000 shares of Common Stock and the purchase of and aggregate of 400,000 shares of Common Stock from Mr. Mark Spencer and Ms. Lisa Spencer Cohen, as described in Item 3, above. Mr. Spencer and the Cheryl Spencer Memorial Foundation intend to sell shares of Common Stock, as selling stockholders, pursuant to the Registration Statement. Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securitie of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


     (a) and (b). The following is the amount of Common Stock that is beneficially owned by each Reporting Person:


      Name                   Aggregate # of Shares         Percentage of Class
--------------------         ---------------------         -------------------
  Uno Associates                    1,692,707                      16.6%

  Aaron D. Spencer                  6,175,559                      60.3%


     Aaron D. Spencer deems all of the above-mentioned 6,175,559 shares of Common Stock to be beneficially owned by him. Of said shares, (i) 915 shares are held in account under an employee stock ownership plan, (ii) 164,562 shares are held by a charitable foundation of which Aaron D. Spencer is a trustee, (iii) 1,692,707 shares are held by Uno Associates and (iv) 21,500 shares are subject to currently exercisable options.

     The Reporting Persons own in the aggregate approximately 60.3% of the outstanding shares of Common Stock.

     (c) As described in Item 3 above, on July 11, 1999, the Cheryl Spencer Memorial Foundation sold 10,000 shares of Common Stock to meet certain charitable obligations; Mr. Spencer is a trustee of the Cheryl Spencer Memorial Foundation and is the beneficial owner of the shares of Common Stock held by the Foundation. On August 16, 1999, Mr. Spencer exercised options for 37,500 shares of Common Stock granted under the Uno Restaurant Corporation 1987 Employee Stock Option Plan. Further, on August 30, 1999, Uno Associates distributed an aggregate of 2,000,000 shares of Common Stock, on a pro-rata basis, to its three partners: 1,600,000 shares to Aaron D. Spencer, 200,000 shares to Mr. Mark Spencer and 200,000 shares to Ms. Lisa Spencer Cohen. Finally, on September 8, 1999, Mr. Spencer purchased from Mr. Mark Spencer and Ms. Lisa Spencer Cohen a total of 400,000 shares of Common Stock, at a purchase price equal to the price per share that Mr. Spencer receives, net of underwriting discounts and commissions, if any, in connection with the Issuer's proposed public offering of Common Stock, in connection with which the Issuer has filed with the Securities and Exchange Commission the Registration Statement described in Item 3, above.

         (d)      See Item 2.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit A.  Joint Statement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 1999
---------------------------
         (Date)
                                                  /s/ Aaron D. Spencer
                                              --------------------------------
                                                      Aaron D. Spencer


                                              UNO ASSOCIATES

                                             By:     /s/ Aaron D. Spencer
                                                 ----------------------------
                                                        Aaron D. Spencer,
                                                        a general partner

                                    EXHIBIT 1


                   AGREEMENT PURSUANT TO RULE 13d-1(f)(1)(iii)





     Pursuant to Rule 13d-1(f)(1)(iii), the undersigned Aaron D. Spencer and Uno Associates, do hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit shall be deemed filed on behalf of each of Aaron D. Spencer and Uno Associates.



Dated:   September 10, 1999                    /s/ Aaron D. Spencer
         ---------------------------         ------------------------------
                                               Aaron D. Spencer




                                         UNO ASSOCIATES



Dated:   September 10, 1999              By:  /s/ Aaron D. Spencer
         ---------------------------       -----------------------------------
                                              Aaron D. Spencer, Partner